Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Perception Capital Corp. II on Amendment No. 5 to Form S-1 (File No. 333-255107) of our report dated February 12, 2021, except for the effects of the surrender of Founder Shares discussed in Note 8 and the last paragraph in Note 7 regarding warrants, as to which the date is September 28, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Perception Capital Corp. II as of January 25, 2021 and for the period from January 21, 2021 (inception) through January 25, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP
Houston, Texas
October 22, 2021